October 2, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Prosper Marketplace, Inc.

Request to Withdraw Post-Effective Amendment filed on Sept. 30, 2013

File No. 333-182599

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Prosper Marketplace, Inc. (the “Company”) hereby requests that, effective as October 2, 2013, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment to its Registration Statement on Form S-1 (File No. 333-182599) (the “Post-Effective Amendment”).  The Post-Effective Amendment was originally filed on September 30, 2013.

The Post-Effective Amendment sought to de-register unsold securities registered under the Company’s Registration Statement on Form S-1.  The Company submits this request for withdrawal of the Post-Effective Amendment because it plans to use the registration fees it paid in connection with its prior Registration Statement on Form S-1 to offset future registration fees pursuant to Rule 457(p).

The Company confirms that the Post-Effective Amendment has not been declared effective, and that no securities have been or will be issued pursuant to the Post-Effective Amendment.

Please send copies of the written order granting withdrawal of the Post-Effective Amendment to the undersigned at Prosper Marketplace, Inc., 101 Second Street, 15th Floor, San Francisco, CA 94105, facsimile number (415) 840-0086, with a copy to Company’s counsel, Covington & Burling LLP, 1201 Pennsylvania Avenue NW, Washington, DC 20004, facsimile number (202) 778-5500, attention Keir Gumbs.

If you have any questions or require any further information, please contact Keir Gumbs or David Dunn of Covington & Burling LLP at (202) 662-5500 or (202) 662-5174, respectively.

Respectfully submitted,

__/s/ Sachin Adarkar______
Sachin Adarkar

General Counsel and Secretary